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January 17, 2017	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Corp. Announces Greg McCunn as new CEO

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (“Timmins” or the “Company”) is pleased to announce that Greg McCunn will succeed Mark Backens as the Company’s new Chief Executive Officer (“CEO”) effective February 1, 2017. In addition to the role of CEO, Mr. McCunn will also serve as a director on the Company’s board of directors.

Mr. McCunn is a mining executive with 25 years of executive and management experience in finance, operations, project engineering, project construction and corporate development. Most recently, he was Chief Financial Officer (“CFO”) of Asanko Gold, where over his six-year tenure he oversaw the transition of the company from exploration and development to a mid-tier gold producer. Prior to Asanko, Mr. McCunn spent four years as the CFO of Farallon Mining during which time the company financed, constructed and operated the G-9 mine in Guerrero, Mexico which is proximal to Timmins’ Ana Paula project. Farallon was acquired by Nyrstar in early 2011. Prior to his roles as a finance executive, Greg’s background includes technical, operational and corporate development roles with Teck, Placer Dome and junior mining companies in Canada and Australia. He is a Professional Engineer and holds a Master’s degree in Business Administration as well as a Bachelor of Applied Science in Metallurgical Engineering.

“On behalf of the Board of Directors and our employees I would like to congratulate Greg and welcome him to the team as we look forward to him leading our Company into the future,” stated Bryan Coates, Timmins Board Chair. Bryan further stated “I would like to extend our appreciation to Mark Backens for his significant contribution to the Company and we look forward to his continued contribution as a Board member. I would also like to thank Arturo Bonillas and our operations group for delivering outstanding results during this search and transition.”

Arturo Bonillas, President of Timmins stated “I am very pleased with the addition of Greg McCunn and look forward to working closely with him to realize our shared vision for the Company. His experience both in capital markets and mining, specifically in Guerrero, Mexico, will be of great benefit to the Company.”

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

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